SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.
.
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  April  30, 2009

Latin America’s Beverage Leader

FEMSA Delivers Double-Digit Revenues and Operating Income Growth in 1Q09
Monterrey, Mexico, April 30, 2009 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the first quarter of 2009.
First Quarter 2009 Highlights:
•	Consolidated total revenues and income from operations grew 20.1%, however, net income declined 27.9%.
-
In spite of the challenging economic environment and continuous pressure from the devaluation of the local currencies in our main markets against the US dollar, FEMSA delivered another quarter of strong growth in revenues and income from operations, driven by double-digit performance across our business units.

	-	Net income decrease of 27.9% was driven by higher integral result of financing in the quarter, while net majority income declined 39.4%.
•	Coca-Cola FEMSA total revenues and income from operations increased 30.5% and 17.3%, respectively.
	-	Driven by double-digit growth in income from operations in Mercosur and Latincentro and stable growth in Mexico.
•	FEMSA Cerveza total revenues increased 10.4% and income from operations increased 13.8%.
-
Sales volume in Mexico decreased 3.0%, compared to the solid 7.1% volume growth in 1Q08. Brazil sales volume increased 1.9% in spite of price increases implemented over the past three quarters, and export sales volume grew 2.2%, despite the decline in the overall US import category.

-
Strong top-line growth, combined with tight operating expense containment and the deferral of some marketing expenses, offset raw material pressures resulting in a 13.8% increase in income from operations.

•	FEMSA Comercio continued its pace of strong growth and margin expansion.
	-	Income from operations increased over 25% for the ninth consecutive quarter, resulting in an operating margin expansion of 60 basis points to reach 4.1%.
José Antonio Fernández, Chairman and CEO of FEMSA, commented: “Our first quarter results reflect the strength of our strategy and our integrated beverage platform as well as our team’s ability to adjust our business levers to navigate these turbulent waters. We are encouraged by the resilience of our operations across businesses and across territories. However the pressures of the environment, specifically raw material costs and exchange rate, continue to impact our results. Going forward, we are cautious as we see signs that the deceleration of economic activity will continue for some time, while levels of macroeconomic uncertainty remain high. And yet, we are confident that we will continue to deliver solid results and will emerge from the current downturn a leaner and stronger company.”

FEMSA Consolidated

As a useful reference, we note that local currencies in our major operations depreciated against the US dollar particularly starting in the fourth quarter of 2008 and continued depreciating during 1Q09. In this period, the Mexican Peso depreciated approximately 34% and the Brazilian Real approximately 32%, year over year.

Total revenues increased 20.1% compared to 1Q08, to Ps. 43.445 billion. Coca-Cola FEMSA accounted for approximately 73% of the incremental consolidated revenue, while FEMSA Comercio and FEMSA Cerveza provided the balance.

Gross profit increased 18.6% compared to 1Q08 to Ps. 19.301 billion in 1Q09. Gross margin decreased 60 basis points compared to the same period in 2008 to 44.4% of total revenues. FEMSA Comercio’s gross profit improvement partially offset raw-material cost pressures at Coca-Cola FEMSA and FEMSA Cerveza, as well as the depreciation of the local currencies as applied to our US dollar denominated costs.

Income from operations increased 20.1% to Ps. 4.781 billion in 1Q09 as compared to the same period in 2008, driven by double-digit growth in all of our business units. Consolidated operating margin was flat as compared to 1Q08 at 11.0%, as FEMSA Comercio and FEMSA Cerveza operating margin improvement and expense containment initiatives offset margin pressure at Coca-Cola FEMSA.

Net income decreased 27.9% compared to 1Q08 to Ps. 1.470 billion in 1Q09, primarily as a result of a higher integral result of financing during the quarter. This increase resulted from the appreciation of the US dollar against our local currencies as applied to our liability position, and higher interest expenses. The effective tax rate was 37.4% in 1Q09 compared with 31.8% in 1Q08, due to lower income before taxes.

Net majority income decreased 39.4% over 1Q08, resulting in Ps. 0.22 per FEMSA Unit1 in 1Q09. Net majority income per FEMSA ADS was US$ 0.15 for the quarter.

Capital expenditures increased 13.3% over 1Q08 to Ps. 2.233 billion in 1Q09, mainly driven by manufacturing investments at Coca-Cola FEMSA, and the accelerated expansion in store openings at FEMSA Comercio.

Our consolidated balance sheet as of March 31, 2009, recorded a cash balance of Ps. 12.507 billion (US$ 880.2 million), an increase of Ps. 1.018 billion (US$ 71.6 million) compared to the same period of 2008. Short-term debt was Ps. 15.494 billion (US$ 1.090 billion) while long-term debt was Ps. 31.606 billion (US$ 2.224 billion). Our net debt increased by Ps. 5.545 billion (US$390.2 million) mainly reflecting the appreciation of the US dollar as applied to our US dollar liability position, new bank loans and the issuance of Ps. 2.0 billion in Certificados Bursátiles by Coca-Cola FEMSA in January 2009.

Consistent with FEMSA’s conservative approach, as of March 31, 2009, our ratio of net debt to EBITDA2 was only 1.1x, while our mix of US dollar-denominated debt represented 19.9% (9% when measured as percentage of our net debt) and our mix of fixed interest rate represented 50.3%. In terms of our debt profile, we had approximately Ps. 13.4 billion (US$ 945 million) coming due in 2009, which have been totally refinanced as of April 29, 2009. For 2010 and 2011, we have minor debt maturities, and our debt profile currently extends as far out as 2017.

As a matter of policy, FEMSA follows a conservative approach with respect to its leverage position and seeks to maintain low leverage ratios. FEMSA also seeks to manage risk, through derivative instruments, through which it aims to minimize the volatility and uncertainty of operating results by hedging interest rates, foreign exchange rates and the prices of certain of our raw materials, according to our policy.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2008 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2
As used herein, Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by the EBITDA for the last twelve months, as reported in Mexican pesos and converted to US dollars with the period-end exchange rate.

April 30, 2009

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

Beer – FEMSA Cerveza

Mexico sales volume decreased 3.0% to 5.878 million hectoliters in 1Q09 compared to solid 7.1% volume growth in 1Q08. This decrease partially reflects unfavorable calendar effects resulting from one calendar day less in February and the Easter period shifting to 2Q09, as well as price increases implemented during the last twelve months. Our Tecate brand family combined with Dos Equis had another quarter of particularly solid performance.

Brazil sales volume increased 1.9% in 1Q09, to 2.451 million hectoliters, in spite of price increases implemented since September 2008.

Export sales volume increased 2.2% in 1Q09, compared to solid 12.6% growth in 1Q08, to 786 thousand hectoliters in 1Q09, despite a challenging economic environment in the US. This increase was mainly driven by our Dos Equis brand in the US as well as by Sol in other key markets.

Total revenues increased 10.4% over 1Q08 to Ps. 10.054 billion in 1Q09. Higher average price per hectoliter in all of our operations, combined with volume growth in Exports and Brazil drove these results. Mexican beer sales represented 69.8% of total beer revenues, while Brazil and Export beer sales reached 18.2% and 12.0% of total beer revenues, respectively.

Mexico price per hectoliter showed robust growth of 6.2% over 1Q08 to Ps. 1,084.9 in 1Q09, resulting from price increases implemented during 2008 and to a lesser extent, from volumes brought under our own distribution network. Brazil price per hectoliter, calculated in Mexican pesos increased 18.4% to Ps. 678.0 compared to the same period in 2008. Price per hectoliter in local currency was 18.3% higher as a result of price increases implemented over the last three quarters ahead of the industry, as well as incremental volumes coming from our super premium portfolio led by the Heineken brand. Export price per hectoliter in Mexican pesos increased 40.6% to Ps. 1,396.8 in 1Q09 as compared with 1Q08, reflecting the Mexican peso depreciation against the US dollar. In US dollar terms, price per hectoliter increased 4.9% mainly due to price increases implemented over the last twelve months mainly in our Tecate brand.

Cost of sales was Ps. 5.108 billion in 1Q09, an increase of 19.1% compared with 1Q08, ahead of the 10.4% growth in total revenues. Cost per hectoliter increased by 20.7% as a result of continuous cost pressure coming from the effect of the Brazilian Real depreciation of approximately 32%, as applied to our dollar-denominated costs and raw materials increases across all regions, particularly in grains. Gross profit increased 2.6% over 1Q08 to Ps. 4.946 billion in 1Q09, however as a percentage of sales, gross margin declined 370 basis points from 52.9% in 1Q08 to 49.2% in 1Q09.

Income from operations increased 13.8% compared with 1Q08 to Ps. 766 million in 1Q09, resulting in a reduction of 390 basis points of selling and administrative expenses as a percentage of sales, and a 20 basis point improvement in operating margin in the quarter. Robust top-line growth together with a decline in administrative expenses, and a slight increase in selling expenses compared to 1Q08, more than offset the cost pressure experienced during the quarter. Expense containment initiatives implemented across territories and lower marketing investment in Brazil and Mexico, offset the effect of the peso depreciation as applied to our export marketing expenses, as well as incremental expenses driven by volumes brought under our own distribution network in Mexico.

April 30, 2009

FEMSA Comercio

Total revenues increased 10.4% compared to 1Q08 to Ps. 11.801 billion in 1Q09 driven by the opening of 168 net new stores in the quarter, for a total increase of 906 net new stores in the last twelve months. As of March 31, 2009, there were a total of 6,542 OXXO convenience stores in Mexico. Same-store sales decreased 1.8% for the quarter over 1Q08, due to a 4.1% decline in the average customer ticket, which more than offset the 2.3% increase in store traffic. This decrease reflects, in part, unfavorable calendar effects compared to the prior year as well as the effects seen in 2008 on same-store sales, ticket and traffic dynamics, which reflect the mix shift from prepaid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the air-time recharge. On a comparable basis excluding this change, the average ticket would have grown in the mid-single-digits in 1Q09.

Gross profit increased by 20.6% in 1Q09 compared to 1Q08, resulting in a 250 basis point gross margin expansion reaching 30.1%. As was the case in several previous quarters, this increase largely reflects the shift towards electronic air-time recharges as described above and to a lesser extent, better pricing strategies and improved commercial terms with our supplier partners.

Income from operations increased 29.6% over 1Q08 to Ps. 481 million in 1Q09. Operating expenses increased 19.3% to Ps. 3,074 million, mainly resulting from the increased number of stores. Operating margin expanded 60 basis points over 1Q08 reaching 4.1%, as the strong expansion of the gross margin more than offset higher operating expenses.

Recent Developments

FEMSA Shareholder Meeting
On March 25, 2009, FEMSA held its Annual Ordinary General Shareholders Meeting, during which shareholders approved the payment of a cash dividend in the amount of Ps. 1,620 million, consisting of Ps. 0.100985875 per each Series “D” share and Ps. 0.0807887 per each Series “B” share, which amounts to Ps. 0.4847322 per “BD” Unit (BMV: FEMSAUBD) or Ps. 4.847322 per ADS (NYSE: FMX), and Ps. 0.4039435 per “B” Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 4, 2009 and November 3, 2009 with record dates of April 30, 2009 and October 30, 2009, respectively.

April 30, 2009

CONFERENCE CALL INFORMATION:

Our First Quarter 2009 Conference Call will be held on: Thursday April 30, 2009, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1-888) 378-0327, International: (1-719) 325-2212. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.femsa.com/results.cfm.

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at March 31, 2009, which was 14.21 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

April 30, 2009

FEMSA
Consolidated Income Statement
Millions of Pesos
For the first quarter of:

	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Total revenues	43,445	100.0	36,181	100.0	20.1
Cost of sales	24,144	55.6	19,904	55.0	21.3
Gross profit	19,301	44.4	16,277	45.0	18.6
Administrative expenses	2,378	5.5	2,197	6.1	8.2
Selling expenses	12,142	27.9	10,100	27.9	20.2
Operating expenses	14,520	33.4	12,297	34.0	18.1
Income from operations	4,781	11.0	3,980	11.0	20.1
Other expenses	(518)		(319)		62.5
Interest expense	(1,486)		(1,171)		26.9
Interest income	115		157		(26.4)
Interest expense, net	(1,371)		(1,014)		35.2
Foreign exchange (loss) gain	(430)		111		N.S.
(Loss) gain on monetary position	85		109		(21.6)
Gain (loss) on financial instrument(6)	(198)		123		N.S.
Integral result of financing	(1,914)		(671)		N.S.
Income before income tax	2,349		2,990		(21.4)
Income tax	(879)		(952)		(7.6)
Net income	1,470		2,038		(27.9)
Net majority income	783		1,292		(39.4)
Net minority income	687		746		(7.9)

(A) Average Mexican Pesos of each year.

EBITDA & CAPEX
Income from operations	4,781	11.0	3,980	11.0	20.1
Depreciation	1,381	3.2	1,166	3.2	18.4
Amortization & other(5)	1,165	2.7	990	2.8	17.7
EBITDA	7,327	16.9	6,136	17.0	19.4
CAPEX	2,233		1,970		13.3

FINANCIAL RATIOS	2009		2008		Var. p.p.
Liquidity(1)	0.87		1.07		(0.20)
Interest coverage(2)	5.35		6.05		(0.71)
Leverage(3)	0.96		0.81		0.15
Capitalization(4)	36.69%		33.01%		3.68

(1) Total current assets / total current liabilities.
(2) Income from operations + depreciation + amortization & other / interest expense, net.
(3) Total liabilities / total stockholders' equity.
(4) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.
(5) Includes returnable bottle breakage expense.
(6) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes

April 30, 2009

FEMSA
Consolidated Balance Sheet
As of March 31:

	2009(A)	2008(A)	% Increase
ASSETS
Cash and cash equivalents	12,507	11,489	8.9
Accounts receivable	9,124	8,325	9.6
Inventories	12,782	10,303	24.1
Prepaid expenses and other	7,026	5,208	34.9
Total current assets	41,439	35,325	17.3
Property, plant and equipment, net	62,577	55,059	13.7
Intangible assets(1)	66,393	60,307	10.1
Other assets	19,463	16,650	16.9
TOTAL ASSETS	189,872	167,341	13.5

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	7,640	4,167	83.3
Current maturities long-term debt	7,854	5,878	33.6
Interest payable	304	482	(36.9)
Operating liabilities	31,600	22,445	40.8
Total current liabilities	47,398	32,972	43.8
Long-term debt (2)	31,606	30,492	3.7
Labor liabilities	3,003	2,321	29.4
Other liabilities	11,090	9,250	19.9
Total liabilities	93,097	75,035	24.1
Total stockholders’ equity	96,775	92,306	4.8
LIABILITIES AND STOCKHOLDERS’ EQUITY	189,872	167,341	13.5

(1) Includes mainly the intangible assets generated by acquisitions.
(A) Mexican Pesos for the end of each year.
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes

	March 31, 2009
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	34,866	74.0%	9.2%
Dollars	9,367	19.9%	4.4%
Colombian pesos	1,754	3.7%	13.9%
Argentinan pesos	930	2.0%	16.5%
Venezuelan bolivars	182	0.4%	19.0%
Brazilian Reals	1	0.0%	10.7%
Total debt	47,100	100.0%	8.8%

Fixed rate(1)	23,686	50.3%
Variable rate(1)	23,414	49.7%

% of Total Debt	2009	2010	2011	2012	2013	2014	2015	+
DEBT MATURITY PROFILE	28.5%	12.8%	9.5%	18.0%	16.9%	3.0%	11.3%

(1) Includes the effect of interest rate swaps.

April 30, 2009

Coca-Cola FEMSA
Results of Operations
Millions of Pesos
For the first quarter of:

	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Total revenues	22,526	100.0	17,257	100.0	30.5
Cost of sales	12,083	53.6	8,986	52.1	34.5
Gross profit	10,443	46.4	8,271	47.9	26.3
Administrative expenses	1,057	4.7	913	5.3	15.8
Selling expenses	6,081	27.0	4,540	26.3	33.9
Operating expenses	7,138	31.7	5,453	31.6	30.9
Income from operations	3,305	14.7	2,818	16.3	17.3
Depreciation	708	3.1	561	3.3	26.2
Amortization & other	261	1.2	190	1.1	37.4
EBITDA	4,274	19.0	3,569	20.7	19.8
Capital expenditures	710		521		36.2

(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	272.4	49.1	264.0	51.0	3.2
Latincentro	132.7	23.9	130.2	25.1	1.9
Mercosur	149.1	26.9	123.5	23.9	20.7
Total	554.2	100.0	517.7	100.0	7.1

April 30, 2009

FEMSA Cerveza
Results of Operations
Millions of Pesos
For the first quarter of:

	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Sales:
Mexico	6,377	63.4	6,192	68.0	3.0
Brazil	1,662	16.5	1,378	15.1	20.6
Export	1,098	11.0	764	8.4	43.7
Beer sales	9,137	90.9	8,334	91.5	9.6
Other revenues	917	9.1	777	8.5	18.0
Total revenues	10,054	100.0	9,111	100.0	10.4
Cost of sales	5,108	50.8	4,288	47.1	19.1
Gross profit	4,946	49.2	4,823	52.9	2.6
Administrative expenses	969	9.6	998	11.0	(2.9)
Selling expenses	3,211	32.0	3,152	34.5	1.9
Operating expenses	4,180	41.6	4,150	45.5	0.7
Income from operations	766	7.6	673	7.4	13.8
Depreciation	455	4.5	417	4.6	9.1
Amortization & other	748	7.5	658	7.2	13.7
EBITDA	1,969	19.6	1,748	19.2	12.6
Capital expenditures	1,037		1,059		(2.1)

(A) Average Mexican Pesos of each year.

Sales volumes
(Thousand hectoliters)
Mexico	5,877.7	64.5	6,062.1	65.6	(3.0)
Brazil	2,451.4	26.9	2,405.7	26.1	1.9
Exports	786.1	8.6	768.8	8.3	2.2
Total	9,115.2	100.0	9,236.6	100.0	(1.3)

Price per hectoliter
Mexico	1,084.9		1,021.4		6.2
Brazil	678.0		572.8		18.4
Exports	1,396.8		993.7		40.6
Total	1,002.4		902.3		11.1

Price per hectoliter in local currency
Brazil (Brazilian Real)	109.1		92.3		18.3
Exports (USD)	96.6		92.1		4.9

April 30, 2009

FEMSA Comercio
Results of Operations
Millions of Pesos
For the first quarter of:

	2009(A)	% of rev.	2008(A)	% of rev.	% Increase
Total revenues	11,801	100.0	10,687	100.0	10.4
Cost of sales	8,246	69.9	7,740	72.4	6.5
Gross profit	3,555	30.1	2,947	27.6	20.6
Administrative expenses	225	1.9	203	1.9	10.8
Selling expenses	2,849	24.1	2,373	22.2	20.1
Operating expenses	3,074	26.0	2,576	24.1	19.3
Income from operations	481	4.1	371	3.5	29.6
Depreciation	196	1.7	158	1.5	24.1
Amortization & other	126	1.0	111	1.0	13.5
EBITDA	803	6.8	640	6.0	25.5
Capital expenditures	497		368		35.1

(A) Average Mexican Pesos of each year.

Information of Convenience Stores
Total stores	6,542		5,636		16.1
Net new convenience stores
vs. March prior year	906		698		29.8
vs. December prior year	168		73		130.1
Same store data: (1)
Sales (thousands of pesos)	582.8		593.2		(1.8)
Traffic	22.6		22.1		2.3
Ticket	25.8		26.9		(4.1)

(1) Monthly average information per store, considering same stores with at least 13 months of operations.

April 30, 2009

FEMSA
Macroeconomic Information

				Exchange Rate
	Inflation			as of March 31, 2009		as of March 31, 2008
		March 08 -	December 08 -
	1Q 2009	March 09	March 09	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.03%	6.05%	1.03%	14.33	1.0000	10.70	1.0000
Colombia	1.94%	6.15%	1.94%	2,561.21	0.0056	1,821.60	0.0059
Venezuela	4.87%	28.18%	4.87%	2.15	6.6659	2.15	4.9750
Brazil	1.15%	5.92%	1.15%	2.32	6.1903	1.75	6.1153
Argentina	1.61%	6.25%	1.61%	3.72	3.8526	3.17	3.3763

April 30, 2009

Stock Listing Information Mexican Stock Exchange Ticker: KOFL NYSE (ADR) Ticker: KOF Ratio of KOF L to KOF = 10:1

	2009 FIRST-QUARTER RESULTS

		First Quarter
		2009	2008	Δ%

	Total Revenues	22,526	17,257	30.5%
	Gross Profit	10,443	8,271	26.3%
	Operating Income	3,305	2,818	17.3%
	Majority Net Income	1,327	1,621	-18.1%
	EBITDA(1)	4,274	3,569	19.8%

	Net Debt (2)	11,231	12,382	-9.3%

	(3) EBITDA/ Interest Expense, net	9.06	9.62
	(3) EBITDA/ Interest Expense	7.63	6.91
	(3) Earnings per Share	2.87	3.95
	Capitalization(4)	29.5%	26.5%

Expressed in million of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 10 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + stockholders' equity)

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
 (5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186
Website:
www.coca-colafemsa.com

Total revenues reached Ps. 22,526 million in the first quarter of 2009, an increase of 30.5% compared to the first quarter of 2008; the acquisition of Refrigerantes Minas Gerais (“REMIL”) contributed more than 25% of this growth.
Consolidated operating income grew 17.3% to Ps. 3,305 million for the first quarter of 2009, mainly driven by double-digit operating income growth recorded in our Mercosur and Latincentro divisions. Our operating margin reached 14.7% for the first quarter of 2009.
Consolidated majority net income decreased 18.1% to Ps. 1,327 million in the first quarter of 2009, mainly reflecting the devaluation of the Mexican peso as applied to our U.S. dollar-denominated net debt, resulting in earnings per share of Ps. 0.72 in the first quarter of 2009.

Mexico City (April 29, 2009), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter of 2009.

"Our Company achieved healthy top- and bottom-line results for the quarter, growing volumes, revenues and EBITDA by 7, 30 and 20 percent respectively. Among other factors, we benefited from the consolidation of our REMIL franchise territory in Brazil, the continued successful rollout of the Jugos del Valle line of juice-based beverages in Mexico, Colombia and Central America, and organic growth. We have the flexibility to adapt our business through initiatives that sustain our cash flow and meet our strategic objectives. Importantly, our company is in a very strong financial position as exemplified by the dividends of more than 1.3 billion Mexican pesos that we paid our shareholders in the month of April." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

April 29, 2009	Page 12

CONSOLIDATED RESULTS

Our consolidated total revenues increased 30.5% to Ps. 22,526 million in the first quarter of 2009, compared to the first quarter of 2008, as a result of increases in all of our divisions. Revenue growth was driven by (i) organic growth, mainly due to pricing, accounting for approximately 40% of incremental revenues, (ii) the consolidation of Refrigerantes Minas Gerais, Ltda. (“REMIL”) in Brazil, contributing more than 25% of incremental revenues for the quarter and (iii) a positive exchange rate translation effect providing the balance. Excluding the positive translation effect and the acquisition of REMIL, our consolidated total revenues would have increased approximately 12%.

Total sales volume increased 7.1% to 554.2 million unit cases in the first quarter of 2009 as compared to the same period of 2008; excluding REMIL, total sales volume increased 1.7% mainly driven by incremental volumes from our bottled water business and still beverages. Still beverages sales volume grew close to 120%, mainly driven by volumes from the Jugos del Valle brand in our Mexico and Latincentro divisions, accounting for the majority of incremental volumes in this category. Bottled water, including bulk water, grew more than 8%, mainly driven by the consolidation of the Agua de Los Angeles business in Mexico.

Our gross profit increased 26.3% to Ps. 10,443 million in the first quarter of 2009, compared to the first quarter of 2008. Cost of goods sold increased 34.5% mainly driven by (i) higher year-over-year sweetener costs, (ii) the devaluation of the local currencies in our main operations as applied to our U.S. dollar-denominated raw material cost and (iii) the integration of REMIL; which were partially offset by lower cost of resin. Gross margin reached 46.4% in the first quarter of 2009 as compared to 47.9% in the same period of 2008.

Our consolidated operating income increased 17.3% to Ps. 3,305 million in the first quarter of 2009, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 14.7% in the first quarter of 2009, a decrease of 160 basis points. Revenue growth compensated higher operating expenses and cost of goods sold.

During the first quarter of 2009, we recorded Ps. 330 million in the other expenses line. These expenses were mainly driven by the loss on sale of some fixed assets and employee profit sharing recorded in the other expenses line, in accordance with the Mexican Financial Reporting Standards.

Our integral result of financing in the first quarter of 2009 recorded an expense of Ps. 938 million as compared to Ps. 222 million in the same period of 2008, mainly due to a higher foreign exchange expense driven by the devaluation of the Mexican peso as applied to our U.S. dollar-denominated net debt.

During the first quarter of 2009, income tax, as a percentage of income before taxes, was 30.7%.

Our consolidated majority net income decreased by 18.1% to Ps. 1,327 million in the first quarter of 2009 as compared to the first quarter of 2008, mainly reflecting the devaluation of the Mexican peso as applied to our U.S. dollar-denominated net debt. Earnings per share (EPS) were Ps. 0.72 (Ps. 7.19 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

April 29, 2009	Page 13

BALANCE SHEET

As of March 31, 2009, Coca-Cola FEMSA had a cash balance of Ps. 9,760 million including US$ 449 million in US dollar currency, an increase of Ps. 3,568 million compared to December 31, 2008, net of the US$ 46 million paid for our share of the joint acquisition of the Brisa bottled water business in Colombia.

Total short-term debt was Ps. 8,206 million and long-term debt was Ps. 12,785 million. Total debt increased Ps. 2,417 million compared with year end 2008 mainly due to the issuance of Ps. 2,000 million in 1.1 year “Certificados Bursátiles” in January 2009, priced at a yield of 28-day TIIE plus 80 basis points. Net debt decreased approximately Ps. 1,151 million compared to year end 2008, mainly as a result of cash generated during the quarter. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 652 million (1).

The weighted average cost of debt for the quarter was 7.4%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2009:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	43.0%	55.9%
U.S. dollars	43.4%	39.6%
Colombian pesos	8.4%	100.0%
Venezuelan bolivars	0.9%	0.0%
Argentine pesos	4.4%	55.6%

(1)      After giving effect to cross-currency swaps and interest rate swaps.
(2)      Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2009	2010	2011	2012	2013	2014+
% of Total Debt	29.5%	19.2%	0.3%	19.1%	11.9%	20.1%

The US$ 449 million in dollar currency included in our cash balance are sufficient to meet the maturities of approximately US$ 400 million coming due in July of 2009.

Consolidated Cash Flow

Expressed in million of Mexican pesos (PS.) as of March 31, 2009
Mar-09
Ps.
Income before taxes	2,037
Non cash charges	2,055
4,093
Change in working capital	16
Resources Generated by Operating Activities	4,109
Investments	(1,316)
Debt	2,165
Other	(915)
Increase in cash and cash equivalents	4,044
Cash and cash equivalents at begining of period	6,192
Translation Effect	(476)
Cash and cash equivalents at end of period	9,760

The difference between the debt increase of the balance sheet and the debt increase in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as translation effect, in accordance with the Mexican Financial Reporting Standards.

April 29, 2009	Page 14

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 4.8% to Ps. 8,141 million in the first quarter of 2009, as compared to the same period of the previous year. Incremental volumes accounted for close to 70% of incremental revenues during the quarter. Average price per unit case reached Ps. 29.78, an increase of 1.6%, as compared to the first quarter of 2008, reflecting higher average prices per unit case from our growing still beverage portfolio that were partially offset by lower average prices per unit case in flavored sparkling beverages. Excluding bulk water under the brands Ciel and Agua de Los Angeles, our average price per unit case was Ps. 35.13, a 2.6% increase as compared to the same period of 2008.

Total sales volume increased 3.2% to 272.4 million unit cases in the first quarter of 2009, as compared to the first quarter of 2008, resulting from incremental volumes in the still beverage category, increasing almost threefold, driven by the Jugos del Valle product line and more than 11% volume growth in our bottled water business which more than compensated for a sales volume decline of 3.6% in sparkling beverages. This decline was mainly driven by lower flavored sparkling beverages sales.

Operating Income

Our gross profit increased 3.0% to Ps. 4,077 million in the first quarter of 2009 as compared to the same period of 2008. Cost of goods sold increased 6.6% as a result of the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material cost and the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006, which was partially offset by lower year-over-year cost of resin. Gross margin decreased from 51.0% in the first quarter of 2008 to 50.1% in the same period of 2009.

Operating income increased 0.8% to Ps. 1,334 million in the first quarter of 2009, compared to Ps. 1,323 million in the same period of 2008, as a result of revenue growth, that compensated for higher cost of goods sold and higher selling expenses due to the integration of the specialized sales force of Jugos del Valle, and the integration of the Agua De Los Angeles and Ciel jug water businesses in the Valley of Mexico. Our operating margin was 16.4% in the first quarter of 2009, a decrease of 60 basis points as compared to the same period of 2008.

April 29, 2009	Page 15

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 8,049 million in the first quarter of 2009, an increase of 50.4% as compared to the same period of 2008. Higher average price per unit case and volume growth accounted for more than 40% of incremental revenues and a positive currency translation effect represented the balance. Excluding this positive currency translation effect, our Latincentro division’s revenues would have increased aproximately 21%.

Total sales volume in our Latincentro division increased 1.9% to 132.7 million unit cases in the first quarter of 2009 as compared to the same period of 2008. Volume growth was mainly driven by increases in sparkling beverages in Venezuela and still beverages in Colombia, due to the strong performance of the Jugos del Valle line of business, which compensated for a volume decline in Central America.

Operating Income

Gross profit reached Ps. 3,672 million, an increase of 50.2% in the first quarter of 2009, as compared to the same period of 2008. Cost of goods sold increased 50.6% mainly driven by higher sweetener costs across the division and the depreciation of the Colombian peso as applied to our U.S. dollar-denominated packaging costs. Gross margin decreased 10 basis points to 45.6% in the first quarter of 2009.

Our operating income increased 32.0% to Ps. 1,044 million in the first quarter of 2009, compared to the first quarter of 2008, as a result of operating leverage achieved by higher revenues that more than compensated for higher labor costs in Venezuela. Our operating margin reached 13.0% in the first quarter of 2009, resulting in a 180 basis points decline as compared to the same period of 2008.

April 29, 2009	Page 16

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

As of June 2008, Coca-Cola FEMSA includes the REMIL operation in its Mercosur division. Volume and average price per unit case exclude beer results.

Revenues

Net revenues increased 53.1% to Ps. 6,230 million in the first quarter of 2009, as compared to the same period of 2008. Excluding beer, which accounted for Ps. 608 million during the quarter, net revenues increased 50.1% to Ps. 5,622 million, compared to the same period of 2008. The acquisition of REMIL accounted for more than 60% of this growth, higher average prices per unit case accounted for almost 30% of incremental net revenues and a positive translation effect represented the balance. Excluding this positive currency translation effect, our Mercosur division’s net revenues would have increased approximately 48%.

Sales volume, excluding beer, increased 20.7% to 149.1 million unit cases in the first quarter of 2009, as compared to the first quarter of 2008, driven by the acquisition of REMIL. Sales volume, excluding REMIL and beer, decreased 1.5% to reach 121.6 million unit cases as a result of volume declines in Argentina.

Operating Income

In the first quarter of 2009, our gross profit increased 44.2% to Ps. 2,694 million, as compared to the same period of the previous year. Cost of goods sold increased 60.6% driven by (i) the integration of REMIL in Brazil, (ii) the devaluation of the local currencies as applied to our U.S. dollar-denominated raw material cost and (iii) higher sweetener cost in the division, as compared to the same period of last year. Our Mercosur division gross margin decreased 270 basis points to 42.5% in the first quarter of 2009.

Operating income increased 31.7%, reaching Ps. 927 million in the first quarter of 2009, as compared to Ps. 704 million in the same period of 2008. Operating leverage achieved by higher revenues more than compensated for higher labor and freight costs in Argentina. Our operating margin was 14.6% in the first quarter of 2009, a decrease of 240 basis points as compared to the first quarter of 2008.

April 29, 2009	Page 17

RECENT DEVELOPEMENTS

•
On February 27, 2009 Coca-Cola FEMSA announced that it had successfully closed the transaction with Bavaria, a subsidiary of SABMiller, to jointly acquire with The Coca-Cola Company, the Brisa bottled water business (including the Brisa brand and production assets). This transaction will enable us to increase our presence in the water business and complement our portfolio. Brisa sold 47 million unit cases in 2008 in Colombia. The purchase price of US$92 million was shared equally by Coca-Cola FEMSA and The Coca-Cola Company. The parties have also agreed a transition arrangement after closing, during which Bavaria will still be producing, selling and distributing Brisa.

•
On March 23, 2009 – Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2008, the declaration of dividends corresponding to fiscal year 2008 and the composition of the Board of Directors and Committees for 2009. Shareholders approved the payment of a cash dividend in the amount of Ps. 1,343.9 million. The dividend was paid on April 13, 2009, in the amount of Ps. 0.7278 per each ordinary share, equivalent to Ps. 7.278 per ADR. In addition, shareholders approved an amount of Ps. 400 million, the maximum amount allowed under Mexican law, which is available to the Company for share repurchases in the future, should it decide to use these funds.

CONFERENCE CALL INFORMATION

Our first-quarter 2009 Conference Call will be held on: April 29, 2009, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 6, 2009. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 48063967.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report, solely for the convenience of the reader, have been translated from Mexican pesos at the rate for pesos as of March 31, 2009, referred to in page 13 of this document, which exchange rate was Ps. 14.3317 to US$ 1.00.

❖ ❖ ❖

(6 pages of tables to follow)

April 29, 2009	Page 18

Consolidated Income Statement
Expressed in million of Mexican pesos(1)

	1Q 09	% Rev	1Q 08	% Rev	Δ%
Volume (million unit cases) (2)	554.2		517.7		7.1%
Average price per unit case (2)	39.29		32.51		20.9%
Net revenues	22,386		17,153		30.5%
Other operating revenues	140		104		34.6%
Total revenues	22,526	100%	17,257	100%	30.5%
Cost of goods sold	12,083	53.6%	8,986	52.1%	34.5%
Gross profit	10,443	46.4%	8,271	47.9%	26.3%
Operating expenses	7,138	31.7%	5,453	31.6%	30.9%
Operating income	3,305	14.7%	2,818	16.3%	17.3%
Other expenses, net	330		186		77.4%
Interest expense	637		508		25.4%
Interest income	71		135		-47.4%
Interest expense, net	566		373		51.7%
Foreign exchange loss (gain)	367		(48)		-864.6%
(Gain) on monetary position in Inflationary subsidiries	(86)		(111)		-22.5%
Fair value loss on derivative instruments	91		8		1037.5%
Integral result of financing	938		222		322.5%
Income before taxes	2,037		2,410		-15.5%
Taxes	626		749		-16.4%
Consolidated net income	1,411		1,661		-15.1%
Majority net income	1,327	5.9%	1,621	9.4%	-18.1%
Minority net income	84		40		110.0%
Operating income	3,305	14.7%	2,818	16.3%	17.3%
Depreciation	708		561		26.2%
Amortization and other operative non-cash charges (3)	261		190		37.4%
EBITDA (4)	4,274	19.0%	3,569	20.7%	19.8%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

April 29, 2009	Page 19

Consolidated Balance Sheet
Expressed in million of Mexican pesos.

	Mar 09		Dec 08
Assets
Current Assets
Cash and cash equivalents	Ps.	9,760	Ps.	6,192
Total accounts receivable		3,962		5,240
Inventories		4,732		4,313
Prepaid expenses and other		2,470		2,246
Total current assets		20,924		17,991
Property, plant and equipment
Bottles and cases		1,531		1,622
Property, plant and equipment		52,869		50,926
Accumulated depreciation		(25,589)		(24,388)
Total property, plant and equipment, net		28,811		28,160
Investment in shares		1,949		1,797
Deferred charges, net		1,232		1,246
Intangibles assets and other assets		49,550		48,764
Total Assets	Ps.	102,466	Ps.	97,958

Liabilities and Stockholders' Equity	Mar 09		Dec 08
Current Liabilities
Short-term bank loans and notes	Ps.	8,206	Ps.	6,119
Interest payable		204		267
Suppliers		7,222		7,790
Other current liabilities		8,287		7,157
Total Current Liabilities		23,919		21,333
Long-term bank loans		12,785		12,455
Pension plan and seniority premium		984		936
Other liabilities		6,330		5,618
Total Liabilities		44,018		40,342
Stockholders' Equity
Minority interest		1,831		1,703
Majority interest:
Capital stock		3,116		3,116
Additional paid in capital		13,220		13,220
Retained earnings of prior years		38,186		33,935
Net income		1,327		5,598
Accumulated other comprehensive income		768		44
Total majority interest		56,617		55,913
Total stockholders' equity		58,448		57,616
Total Liabilities and Equity	Ps.	102,466	Ps.	97,958

April 29, 2009	Page 20

Mexico Division
Expressed in million of Mexican pesos(1)

	1Q 09	% Rev	1Q 08	% Rev	Δ%
Volume (million unit cases)	272.4		264.0		3.2%
Average price per unit case	29.78		29.31		1.6%
Net revenues	8,110		7,737		4.8%
Other operating revenues	31		33		-6.1%
Total revenues	8,141	100.0%	7,770	100.0%	4.8%
Cost of goods sold	4,064	49.9%	3,811	49.0%	6.6%
Gross profit	4,077	50.1%	3,959	51.0%	3.0%
Operating expenses	2,743	33.7%	2,636	33.9%	4.1%
Operating income	1,334	16.4%	1,323	17.0%	0.8%
Depreciation, amortization & other operative non-cash charges (2)	432	5.3%	432	5.6%	0.0%
EBITDA (3)	1,766	21.7%	1,755	22.6%	0.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in million of Mexican pesos(1)

	1Q 09	% Rev	1Q 08	% Rev	Δ%
Volume (million unit cases)	132.7		130.2		1.9%
Average price per unit Case	60.63		41.05		47.7%
Net revenues	8,046		5,346		50.5%
Other operating revenues	3		5		-40.0%
Total revenues	8,049	100.0%	5,351	100.0%	50.4%
Cost of goods sold	4,377	54.4%	2,907	54.3%	50.6%
Gross profit	3,672	45.6%	2,444	45.7%	50.2%
Operating expenses	2,628	32.7%	1,653	30.9%	59.0%
Operating income	1,044	13.0%	791	14.8%	32.0%
Depreciation, amortization & other operative non-cash charges (2)	327	4.1%	190	3.6%	72.1%
EBITDA (3)	1,371	17.0%	981	18.3%	39.8%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

April 29, 2009	Page 21

Mercosur Division
Expressed in million of Mexican pesos(1)
Financial figures include beer results

	1Q 09	% Rev	1Q 08	% Rev	Δ%
Volume (million unit cases) (2)	149.1		123.5		20.7%
Average price per unit case (2)	37.71		30.33		24.3%
Net revenues	6,230		4,070		53.1%
Other operating revenues	106		66		60.6%
Total revenues	6,336	100.0%	4,136	100.0%	53.2%
Cost of goods sold	3,642	57.5%	2,268	54.8%	60.6%
Gross profit	2,694	42.5%	1,868	45.2%	44.2%
Operating expenses	1,767	27.9%	1,164	28.1%	51.8%
Operating income	927	14.6%	704	17.0%	31.7%
Depreciation, Amortization & Other operative non-cash charges (3)	210	3.3%	129	3.1%	62.8%
EBITDA (4)	1,137	17.9%	833	20.1%	36.5%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2008, we integrated Minas Gerais (Remil) in Brazil.

April 29, 2009	Page 22

SELECTED INFORMATION

For the three months ended March 31, 2009 and 2008

Expressed in million of Mexican pesos.

	1Q 09		1Q 08
Capex	710.3	Capex	521.4
Depreciation	708.0	Depreciation	561.0
Amortization & Other non-cash charges	261.0	Amortization & Other non-cash charges	190.0

VOLUME
Expressed in million unit cases

	1Q 09					1Q 08
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	196.1	14.9	47.1	14.3	272.4	203.4	13.7	41.9	5.0	264.0
Central America	27.0	1.5	0.0	2.4	30.9	29.4	1.5	0.0	2.0	32.9
Colombia	40.4	2.3	2.3	3.6	48.6	41.2	2.7	2.6	0.7	47.2
Venezuela	49.0	2.0	0.6	1.6	53.2	45.9	2.7	0.0	1.5	50.1
Latincentro	116.4	5.8	2.9	7.6	132.7	116.5	6.9	2.6	4.2	130.2
Brazil	93.8	5.6	0.6	3.0	103.0	69.0	5.4	0.0	1.1	75.5
Argentina	42.9	0.4	0.2	2.6	46.1	45.7	0.6	0.0	1.7	48.0
Mercosur	136.7	6.0	0.8	5.6	149.1	114.7	6.0	0.0	2.8	123.5
Total	449.2	26.7	50.8	27.5	554.2	434.6	26.6	44.5	12.0	517.7
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Volume of Brazil, Mercosur division, and Consolidated includes three months of REMIL’s operation, accounting for 27.5 million unit cases. Of this volume, sparkling beverages represent close to 95%.

April 29, 2009	Page 23

March 2009
Macroeconomic Information

	Inflation (1)
			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	1Q 2009	Mar 09	Dec 08	March 08

Mexico	6.05%	1.03%	14.3317	13.5383	10.6962
Colombia	6.15%	1.94%	2,561.21	2,243.59	1,821.60
Venezuela (3)	28.18%	4.87%	2.15	2.15	2.15
Brazil	5.92%	1.15%	2.3152	2.3370	1.7491
Argentina	6.25%	1.61%	3.7200	3.4530	3.1680

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by the Central Bank of each country.
(3) In Venezuela since January 1, 2008, the local currency is 'Bolivar Fuerte', 'Bolivar' the former currency, was divided by one thousand.

April 29, 2009	Page 24